UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GigaBeam Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37517W107

(CUSIP Number)

October 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

CUSIP No. 37517W107	13G	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSON Ameristock Corporation		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-3227081

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 595,050

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 595,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,050

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.17%

12.	TYPE OF REPORTING PERSON IA

CUSIP No. 37517W107	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Wainwright Holdings, Inc.		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-1372339

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 595,050

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 595,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,050

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.17%

12.	TYPE OF REPORTING PERSON HC

CUSIP No. 37517W107	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Nicholas D. Gerber		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 595,050

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 595,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,050

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.17%

12.	TYPE OF REPORTING PERSON IN, HC

\

CUSIP No. 37517W107	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

GigaBeam Corporation

Item 1(b).	Address of Issuer:

14225-C Sullyfield Circle
Chantilly, VA 20151

Item 2(a).	Name of Person(s) Filing:

The names of the persons filing this statement on Schedule 13G are:
Ameristock Corporation;
Wainwright Holdings, Inc.; and
Nicholas D. Gerber.

Item 2(b).	Address of Principal Business Office:

The business address of Ameristock Corporation is P.O. Box 6919, Moraga, CA 94570.

The business address of Wainwright Holdings, Inc. is 103 Foulk Road, Suite 202, Wilmington, DE 19803.

The business address of Nicholas D. Gerber is P.O. Box 6919, Moraga, CA 94570.

Item 2(c).	Citizenship:

Ameristock Corporation is a corporation organized under the laws of the State of California.

Wainwright Holdings, Inc. is a corporation organized under the laws of the State of Delaware.

Nicholas D. Gerber is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, par value $.001 per share

Item 2(e).	CUSIP No.:

37517W107

CUSIP No. 37517W107	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	—	Broker or dealer registered under Section 15 of the Act.

(b)	—	Bank as defined in Section 3(a)(6) of the Act.

(c)	—	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	—	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	—	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	—	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	—	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	—	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	—	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	—	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The shares of common stock reported herein as beneficially owned are owned directly by Ameristock Corporation, an investment adviser, for its own account. Because Ameristock Corporation is a wholly-owned subsidiary of Wainwright Holdings, Inc., Wainwright Holdings, Inc. beneficially owns the shares of common stock of GigaBeam Corporation directly owned by Ameristock Corporation. In addition, because Mr. Gerber is a 42% shareholder of Wainwright Holdings, Inc. (jointly, with his spouse) and may exercise investment power with respect to the shares of common stock of GigaBeam Corporation owned by Ameristock Corporation, Mr. Gerber may be deemed to beneficially own the shares of common stock owned by Ameristock Corporation. Mr. Gerber expressly disclaims such beneficial ownership, except to the extent of his indirect pecuniary interest.

With respect to the beneficial ownership of shares of common stock of GigaBeam Corporation by Ameristock Corporation, Wainwright Holdings, Inc. and Nicholas D. Gerber, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference. The percentage ownership of shares of common stock owned by Ameristock Corporation, Wainwright Holdings, Inc. and Nicholas D. Gerber is based on the number of shares of common stock of GigaBeam Corporation outstanding upon completion of its initial public offering, as

CUSIP No. 37517W107	13G	Page 6 of 7 Pages

disclosed by GigaBeam Corporation in a final prospectus it filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933 on October 15, 2004.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held with the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37517W107	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 28, 2005

AMERISTOCK CORPORATION

By:	/s/ Nicholas D. Gerber
Nicholas D. Gerber
President

WAINWRIGHT HOLDINGS, INC.

By:	/s/ Nicholas D. Gerber
Nicholas D. Gerber
President

NICHOLAS D. GERBER

/s/ Nicholas D. Gerber